                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                    ZURICH REINSURANCE CENTRE HOLDINGS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    989822101
                            -----------------------
                                 (CUSIP Number)

                          Steven D. Germain, Secretary
                        Zurich Centre Investments Limited
                                Cumberland House
                               One Victoria Street
                                P.O. Box HM 1788
                             Hamilton, HM HX Bermuda
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               - with copies to -

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022

                                January 10, 1997
                             -----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------       --------------------
CUSIP No.  989822101                                       Page 2 of 23 Pages
----------------------------------------------------       --------------------

---- --------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Zurich Centre Investments Limited
---- --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                 (b) [ ]
---- --------------------------------------------------------------------------
 3   SEC USE ONLY

---- --------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
---- --------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                              [ ]

---- --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
-------------- -------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         16,217,572 (see Item 5)
               -------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             None (see Item 5)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- ------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         16,217,572 (see Item 5)
               --------- ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         None (see Item 5)
---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     16,217,572 (see Item 5)
---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.9%
---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
---- --------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------------------------------       --------------------
CUSIP No.  989822101                                       Page 3 of 23 Pages
----------------------------------------------------       --------------------

---- --------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Zurich Insurance Company
---- --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                 (b) [ ]
---- --------------------------------------------------------------------------
 3   SEC USE ONLY

---- --------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
---- --------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                              [ ]

---- --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
-------------- -------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         17,217,572 (see Item 5)
               -------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             None (see Item 5)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- ------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         17,217,572 (see Item 5)
               --------- ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         None (see Item 5)
---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     17,217,572 (see Item 5)
---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65.7%
---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IC, HC
---- --------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------------------------------       --------------------
CUSIP No.  989822101                                       Page 4 of 23 Pages
----------------------------------------------------       --------------------

---- --------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Zurich International (Bermuda) Ltd.
---- --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
                                                                 (b)  [ ]

---- --------------------------------------------------------------------------
 3   SEC USE ONLY

---- --------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
---- --------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                              [ ]

---- --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
-------------- -------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         350,000 (see Item 5)
               -------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             None (see Item 5)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- ------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         350,000 (see Item 5)
               --------- ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         None (see Item 5)
---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     350,000 (see Item 5)
---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
---- --------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This statement amends and restates in its entirety the information set forth in the Schedule 13D dated March 31, 1994, as amended by Amendment No. 1 thereto dated January 23, 1996 (as amended, the "Schedule 13D"), filed on behalf of Zurich Centre Investments Limited, Zurich International (Bermuda) Ltd. and Zurich Insurance Company (collectively, the "Reporting Persons") and constitutes Amendment No. 2 to the Schedule 13D.

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Zurich Reinsurance Centre Holdings, Inc. (the "Company"), a Delaware corporation, whose principal executive offices are located at One Chase Manhattan Plaza, 43rd Floor, New York, New York 10005.

Item 2.  Identity and Background.

         This statement on Schedule 13D is filed by and on behalf of:
         Zurich Centre Investments Limited, a corporation organized under the laws of Bermuda ("Zurich Centre"), in connection with its participation in the reorganization of certain of the Zurich Insurance Company group of companies described more fully in Item 4 below.

         Zurich Centre is a holding company which does not conduct any business of its own. Zurich Centre's principal place of business and principal executive offices are located at Cumberland House, One Victoria Street, P.O. Box HM 1788, Hamilton, HM HX, Bermuda.

         Zurich Insurance Company ("Zurich"), a Swiss insurance and reinsurance holding company which is also engaged in insurance, reinsurance and asset management operations, owns approximately 65% of the outstanding common stock of Zurich Centre. Zurich International (Bermuda) Ltd. ("International"), a Bermuda insurance and reinsurance holding company engaged in insurance and reinsurance operations and an indirect wholly owned subsidiary of Zurich, owns approximately 35% of the outstanding common stock of Zurich Centre. Zurich's principal place of business and principal executive offices are located at 2 Mythenquai, CH-8002 Zurich, Switzerland. International's principal place of business and principal executive offices are located at Cumberland House, One Victoria Street, P.O. Box HM 1788, Hamilton, HM HX, Bermuda.

         During the last five years, neither Zurich Centre, Zurich nor International has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, business address, citizenship, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of

Zurich Centre,  (ii) each of the executive  officers and directors of Zurich and
(iii) each of the executive officers and directors of International are set forth in Appendix A attached hereto and incorporated herein by reference.

         During the last five years, to the knowledge of Zurich, International and Zurich Centre, no person identified on Appendix A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         15,175,000 shares of Common Stock were acquired by Zurich Centre in a reorganization of certain of the Zurich Insurance Company's group of companies described more fully in Item 4.

         2,042,572 shares of Common Stock were acquired on January 17, 1996 by Zurich Centre (the "Centre Acquired Shares") in a privately negotiated transaction for $30.50 per share. The source of funds for the purchase of the Centre Acquired Shares was available cash.

         On December 4, 1996, Zurich Centre distributed as a dividend 650,000 shares of the Common Stock to Zurich and 350,000 shares of the Common Stock to International.

Item 4.  Purpose of Transaction.

         In the reorganization of certain of the Zurich Insurance Company group of companies on March 31, 1994, Centre Reinsurance (Bermuda) Limited, a Bermuda corporation and a wholly-owned subsidiary of Centre Reinsurance Holdings Limited ("Centre Holdings"), a Bermuda corporation, distributed all of its 13,049,000 shares of the Common Stock of the Company to Centre Holdings. After such distribution, Centre Holdings distributed all of its combined 15,175,000 shares of the Common Stock of the Company to Zurich Centre (the "Reorganization Shares").

         Pursuant to a subscription and stockholder's agreement, dated as of March 8, 1993 (the "Stockholders' Agreement"), Zurich Centre was restricted from selling the shares of Common Stock for a period of two years from May 18, 1993 without the prior written consent of a majority of the independent directors of the Company and a majority of the entire board of directors of the Company. Under such agreement, Zurich Centre has certain registration rights with regard to the Common Stock.

         On January 17, 1996 Zurich Centre acquired the Centre Acquired Shares in a privately negotiated transaction for $30.50 per share. On December 4, 1996, Zurich Centre distributed as a dividend 650,000 shares of the Common Stock to Zurich and 350,000 shares of the Common Stock to International.

         The purpose of the acquisition of the Centre Acquired Shares and the Reorganization Shares in the foregoing transactions was for investment.

        On January 10, 1997, Zurich delivered a letter to the Board of Directors of the Company pursuant to which Zurich made a proposal to acquire (the "Proposed Transaction") all of the outstanding shares of the Common Stock not currently owned by the Zurich Insurance Company group of companies at a cash per share price of $36.00 (the "Offer Letter"). Consummation of the Proposed Transaction would be subject to approval of the Board of Directors and stockholders of the Company, as well as other customary conditions, including receipt of all necessary regulatory approvals. Zurich anticipates that upon completion of the Proposed Transaction, it will seek to cause the Common Stock to be delisted from trading on the New York Stock Exchange and to cause deregistration of the Common Stock with the Securities and Exchange Commission. In addition, Zurich intends, subject to certain conditions, including receipt of all necessary regulatory approvals, to merge the operations of Zurich Reinsurance Centre Inc. and Centre Reinsurance Company of New York upon or following the consummation of the Proposed Transaction. In the Offer Letter, Zurich reserved the right to amend or withdraw the proposal made in the Offer Letter in its discretion at any time.

         Except as set forth herein, neither Zurich, International, Zurich Centre nor, to the best knowledge of Zurich, International and Zurich Centre, any person listed in Appendix A, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

         Each of Zurich, International and Zurich Centre may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. In addition, Zurich, International and Zurich Centre, directly or indirectly, may make further purchases of Common Stock from time to time.

Item 5.  Interest in Securities of the Issuer.

          (a) and (b)  On the date of this statement:

         Zurich Centre may be deemed to beneficially own 16,217,572 shares of the Common Stock representing approximately 61.9% of the outstanding shares of Common Stock.

         Zurich Centre owns of record 16,217,572 shares of the Common Stock. Zurich Centre has the sole power to vote or direct the vote and has sole power to dispose or direct the disposition of 16,217,572 shares of the Common Stock.

         International may be deemed to beneficially own 350,000 shares of the Common Stock representing approximately 1.3% of the outstanding shares of Common Stock. International owns of record 350,000 shares of the Common Stock. International has the sole power to vote or direct the vote and has the sole power to dispose or direct the disposition of 350,000 shares of the Common Stock.

         Zurich owns of record 650,000 shares of the Common Stock and may be deemed to beneficially own such shares and, as the person ultimately in control of Zurich Centre and International, the shares of Common Stock beneficially owned by Zurich Centre and International. Accordingly, Zurich may be deemed to beneficially own 17,217,572 shares of the Common Stock representing approximately 65.7% of the outstanding shares of Common Stock. Zurich has the power to vote or direct the vote and has the power to dispose or direct the disposition of 17,217,572 shares of the Common Stock.

          (c)  The response to Item 4 is incorporated herein by reference.

          (d) To the knowledge of each of Zurich Centre and Zurich, no person other than each respective record owner referred to herein of the shares of the Common Stock has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of the Common Stock.

          (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as set forth in this statement, neither Zurich, Zurich Centre, International nor, to the best knowledge of Zurich, International and Zurich Centre, any person identified in Appendix A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

Appendix A:  Executive  Officers  and  Directors  of Zurich  Centre,  Zurich and
             International.

Exhibit A: Subscription and Stockholders'  Agreement,  dated as of March 8,
           1993, by and among the Company, Centre Holdings, Fund American Enterprises Holdings, Inc., John J. Byrne and Steven M. Gluckstern and Amendment No. 1 thereto, dated as of November 2, 1993.

Exhibit B: Acknowledgement and Undertaking, dated March 31, 1994, by Centre
           Holdings and Zurich Centre regarding the Stockholders' Agreement.

Exhibit C: Letter,  dated January 10, 1997,  addressed to the Board of Directors of the Company from Zurich Insurance Company.

Exhibit D: Joint Filing Agreement, dated January 13, 1997, by and between
           Zurich Insurance Company, Zurich International (Bermuda) Ltd. and Zurich Centre Investments Limited.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 13, 1997           ZURICH CENTRE INVESTMENTS
                                    LIMITED


                                    By: /s/ Thomas Gleeson
                                       Name: Thomas Gleeson
                                       Title: Vice President


Dated:   January 13, 1997           ZURICH INSURANCE COMPANY


                                    By: /s/ M. Landolt
                                       Name: M. Landolt
                                       Title: Office of the Chairman


                                    By: /s/ M. Machler-Erne
                                       Name: M. Machler-Erne
                                       Title: Corporate Legal Advisor


Dated:   January 13, 1997           ZURICH INTERNATIONAL
                                    (BERMUDA) LTD.


                                    By: /s/ Michael R. Deevy
                                       Name: Michael R. Deevy
                                       Title: Vice President & C.O.O.

         Appendix A is amended and restated as follows:

                                   Appendix A

          Set forth below are the name, position and citizenship of each of the directors and executive officers of Zurich Centre, Zurich and International. Except as otherwise indicated, the principal occupation of each person listed below is his or her executive position with Zurich Centre, Zurich and/or International, as the case may be. The business address of each person at Zurich Centre and International is Cumberland House, One Victoria Street, P.O. Box HM 1788, Hamilton HM HX, Bermuda. The business address of each person at Zurich is 2 Mythenquai, CH-8002 Zurich, Switzerland.

                       Executive Officers of Zurich Centre

Name                       Position                          Citizenship

Steven M. Gluckstern       President and Chief               USA
                           Executive Officer

Rolf F. Huppi              Chairman                          Swiss

Michael D. Palm            Executive Vice President          USA

Laurence W. Cheng          Executive Vice President          Canadian

Steven D. Germain          Secretary                         USA


                           Directors of Zurich Centre

                            Principal Occupation and
                                Business Address
                       (if other than as indicated above)

Name                       Position                            Citizenship

Steven M. Gluckstern       President and Chief Executive       USA
                           Officer, Zurich Reinsurance
                           Centre Holdings, Inc.,
                           Chairman, Centre Reinsurance
                           Holdings Limited

Michael D. Palm            President and Chief Executive       USA
                           Officer, Centre Reinsurance
                           Holdings Limited

Rolf F. Huppi              President and Chief Executive       Swiss
                           Officer of Zurcih


Rolf Hanggi                Deputy Chief Executive Officer      Swiss
                           of Zurich

Laurence W. Cheng          President and Chief Executive       Canadian
                           Officer of International

Dr. Kaspar Hotz            Corporate Secretary and General     Swiss
                           Counsel of Zurich

Detlef Steiner              Member of Corporate Executive      German
                            Board of Zurich

                           Directors of Zurich Centre

                            Principal Occupation and
                                Business Address
                       (if other than as indicated above)

Name                       Position                            Citizenship

Scott Levine               President of Zurich Centre          USA
                           ReSource Limited
                           One Chase Manhattan Plaza,
                           New York, New York 10005

Andrea Hodson              Vice President of Human             USA
                           Resources and Administration
                           of Centre Reinsurance
                           Holdings Limited

Roger Thompson             Controller                          Canadian
                           Crawford House,
                           50 Cedar Ave., Hamilton
                           HM 11, Bermuda

                          Executive Officers of Zurich


Name                       Position                            Citizenship

Rolf F. Huppi              Chairman and Chief
                           Executive Officer                   Swiss

Rolf Hanggi                Deputy Chief Executive              Swiss
                           Officer

Dr. Kaspar Hotz            Corporate Secretary and             Swiss
                           General Counsel

William H. Bolinder        Member of Corporate                 USA
                           Executive Board

Peter Eckert               Member of Corporate                 Swiss
                           Executive Board

Laurence W. Cheng          Member of Corporate                 Canadian
                           Executive Board

Dr. Gunther Gose           Member of Corporate                 German
                           Executive Board

Markus Rohrbasser          Member of Corporate                 Swiss
                           Executive Board

Frank Schnewlin            Member of Corporate                 Swiss
                           Executive Board

Detlef Steiner             Member of Corporate                 German
                           Executive Board

Richard Johnson            Member of Enlarged                  USA
                           Corporate Executive Board

Dominique Morax            Member of Enlarged                  Swiss
                           Corporate Executive Board

Dr. Adriano Passardi       Member of Enlarged                  Swiss
                           Corporate Executive Board

Dr. Daniel Villiger        Member of Enlarged                  Swiss
                           Corporate Executive Board

                               Directors of Zurich

                            Principal Occupation and
                                Business Address
                       (if other than as indicated above)

Name                       Position                            Citizenship

Henry C.M. Bodmer          Chairman and Managing               Swiss
                           Director Abegg Holding AG,
                           Bahnhofstrasse 30, 8001
                           Zurich, Switzerland

Peter Bockli               Partner Law Offices of              Swiss
                           Bockli Thomann & Swiss
                           Partners, P.O. Box 2348,
                           4002 Basel,
                           Switzerland

Kaspar V. Cassani          Retired in 1989 from IBM            Swiss
                           (1987 to 1989 Swiss
                           Vice-Chairman of IBM
                           Corporation, Armonk,
                           NY) Haldenstrasse 53,
                           8142 Uitikon,
                           Switzerland

David de Pury              Chairman of the Board               Swiss
                           and Partner of de Pury
                           Pictet Turretini & Co.
                           Ltd., Zurich and
                           Geneva, Switzerland,
                           P.O. Box 8242, 8050
                           Zurich, Switzerland

Rolf Hanggi                Deputy Chief Executive              Swiss
                           Officer
                           Zurich Insurance Company,
                           Mythenquai 2,
                           Zurich, Switzerland

Rolf Huppi                 Chairman and Chief Executive        Swiss
                           Officer, Zurich Insurance
                           Company, Mythenquai 2, Zurich,
                           Switzerland

Markus Kundig              Owner Kundig Druck AG               Swiss
                           (Printing Company),
                           Sihlbruggstrasse 105A,
                           6341 Baar, Switzerland

Yves Oltramare             Retired, formerly partner of        Swiss
                           Lombard, Odier & Cie, Bankers,
                           "Monchoisy", 56 route de
                           Meinier 1253 Vandoeuvres,
                           Switzerland

Karl Otto Pohl             Partner, Bank Sal. Oppenheim jr,    German
                           & Cie KGaA, Bockenheimer
                           Landstrasse 20, 60323 Frankfurt
                           a/Main, Germany

Lodewijk van Wachem        Chairman, Supervisory Board,        Dutch
                           Royal Dutch Petroleum Company,
                           P.O. Box 162, 2501 Den
                           Haag, Netherlands

                       Executive Officers of International


Name                       Position                            Citizenship

Laurence W. Cheng          President and Chief                 Canadian
                           Executive Officer

Rolf F. Huppi              Chairman                            Swiss

Detlef Steiner             Vice Chairman                       German

Michael R. Deevy           Vice President, Chief               Irish
                           Operating Officer and
                           Comptroller

Nicholas B. Dill, Jr.      Vice President and                  British
                           Secretary



                           Directors of International

                            Principal Occupation and
                                Business Address
                       (if other than as indicated above)

Name                       Position                            Citizenship

Rolf F. Huppi              Chairman and Chief                 Swiss
                           Executive Officer of
                           Zurich

Rolf Hanggi                Deputy Chief Executive              Swiss
                           Officer of Zurich

Laurence W. Cheng          President and Chief Executive       Canadian
                           Officer of International

Hon. Charles T.M. Collis   Senior Partner of Conyers,          British
                           Dill & Pearman
                           Clarendon House, 2 Church
                           Street, P.O. Box
                           HM 666, Hamilton HMCX, Bermuda

Nicholas B. Dill, Jr.      Senior Partner of Conyers,          British
                           Dill & Pearman
                           Clarendon House, 2 Church Street,
                           P.O. Box HM 666, Hamilton HMCX,
                           Bermuda

Detlef Steiner             Member of Corporate Executive       German
                           Board of Zurich

                                  EXHIBIT INDEX




Exhibit                                                             Sequential
Number         Description of Exhibit                               Page No.

Exhibit A      Subscription and Stockholders'                         *
               Agreement,  dated as of
               March 8, * 1993, by and among
               the Company,  Centre Holdings, Fund
               American Enterprises Holdings,
               Inc., John J. Burne and Steven M.
               Gluckstern  and Amendment No. 1
               thereto,  dated as of November 2,
               1993.

Exhibit B      Acknowledgment and Undertaking,                        *
               dated March 31, 1994,  by
               Centre  Holdings  and
               Zurich  Centre regarding
               the Stockholders' Agreement.

Exhibit C      Letter,  dated  January  10,                          21
               1997,  addressed to the Board
               of  Directors  of the Company
               from Zurich Insurance Company.

Exhibit D      Joint Filing  Agreement,  dated                       23
               January 13, 1997,  by  and
               between  Zurich  Insurance  Company,
               Zurich International (Bermuda) Ltd.
               and  Zurich  Centre  Investments
               Limited.



_______________________
*previously filed in paper format